EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE
MAGAL AWARDED A $5.5 CONTRACT FOR ITS ADVANCED PERIMETER INTRUSION TECHNOLOGIES FOR DETECTING BORDER INFILTRATION
YEHUD, Israel – June 18, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it has recently been awarded a $5.5 million contract for the supply of its advanced perimeter intrusion detection technology systems, which will be used to enhance security and prevent infiltration across an international border fence or wall. This award is a part of an existing project whereby Magal's systems will provide a unique solution as the technological heart of that project.
Mr. Dror Sharon, CEO of Magal, commented: “Magal is a world leader in perimeter intrusion technologies. Our growing wins of orders such as this- providing sensors for active international borders, is due to the decades of experience that we have in providing systems that have more than proven themselves in-the-field.  As countries around the world increasingly prioritize securing their borders, and as they realize that the physical structure by itself without technology is not an adequate solution, we see this as a strong long-term growth engine for Magal.”

About Magal

Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Since 1969, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under some of the most challenging conditions.

For more information:

Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com